

January 29, 2015

Via E-mail
Michael G. Moore
Chief Executive Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

> **Re:** **Gulfport Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Response letter dated January 8, 2015**
> **File No. 0-19514**

Dear Mr. Moore:

We have reviewed your filings and response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1. Your response to prior comment 3, clarifies that, notwithstanding the schedules for drilling reserve locations in the development plans that are reviewed and approved by your senior management and Board of Directors, you "periodically seek to re-optimize" these development plans by making "real time adjustments" that alter both the identification and timing of locations that are drilled in response to factors such as new data from recently completed wells, changes in the commodity price outlook and availability of infrastructure.

Previously, in your November 7, 2014 response to comments 2(b) and 5(b) and (c), regarding differences between the number of PUD locations scheduled to be drilled and those actually drilled in a given year, you described a similar approach in undertaking development activities.  For example, with regard to your South Louisiana fields, you explained that when you book PUD locations in these fields, such locations are based on "the most attractive options available at that time," although because drilling plans are "returns-driven, with a focus on identifying the higher return wells" as new drilling opportunities arise, if you believe these will have more potential producing zones and higher reserves, you substitute such locations for those in the development plans that were approved by your senior management and Board of Directors.  You further stated that "when it can drill a well with multiple zones (PDNPs) and better economics, it moves such locations ahead of PUDs on its drilling schedule with fewer zones."

Tell us the extent to which senior management and your Board of Directors are each individually involved in approving such real time adjustments, i.e., deferrals, removals, and substitutions.  In those circumstances where such approvals are obtained, tell us the factors that are considered by your senior management and Board of Directors in their decisions to defer rather than remove previously approved PUD locations that are displaced by new locations in then-current or multi-year development plans.

Please also clarify the extent to which your senior management and Board of Directors, when adopting current or multi-year development plans, are fully apprised or aware of all changes to previously adopted development plans, including all previous deferrals, associated with locations for which PUD reserves continue to be claimed.

Given your ongoing efforts to re-optimize your development plans and the resulting changes to the identification and timing of locations that are drilled, explain to us why the approval to adopt each successive new development plan that shifts your resources to develop properties with higher priority represents a final investment decision that complies with the standard of reasonable certainty with respect to the schedule to develop lower priority properties and wells from a given date forward under existing economic conditions, rather than the mere intent to develop such properties and wells.  Refer to the definitions under Rule 4-10(a)(22), (a)(24) and (a)(31) of Regulation S-X, as well as Compliance and Disclosure Interpretation 131.04.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters, and Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding comments on engineering matters. Please contact Norman Von Holtzendorff at (202) 551-3287 or me at (202) 551-3745 or with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director